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                                                                  Exhibit (d)(4)

               [GRAY CARY TECHNOLOGY'S LEGAL EDGE(R) LETTERHEAD]


December 18, 2001
VIA FACSIMILE                                            OUR FILE NO. 1090303-1

Mr. Christopher L. Kaufman
Latham & Watkins
135 Commonwealth Drive
Menlo Park, CA 94025

RE: MENTOR GRAPHICS CORPORATION OFFER TO PURCHASE ALL OUTSTANDING SHARES OF IKOS SYSTEMS, INC. COMMON STOCK

Dear Kit:

I have received your letter dated December 18, 2001 and have reviewed your proposal that IKOS waive certain provisions of the form of confidentiality agreement provided by our letter dated December 12, 2001 in favor of Mentor Graphics Corporation, Synopsys, Inc. and any other third parties accepting the terms of the confidentiality agreement. I have also discussed your proposal with the IKOS Board of Directors.

The proposed waiver would, in our view, potentially result in a breach of
Section 5.2 of the Agreement and Plan of Merger and Reorganization by and among IKOS, Synopsys, Inc. and Oak Merger Corporation. In addition, IKOS does not believe that the proposed waiver would be in the best interest of IKOS and its stockholders, as the provisions for a standstill and a nonsolicitation clause are for the benefit of IKOS. IKOS will continue to comply with its obligations under the Merger Agreement.

We look forward to receipt of an executed copy of the nondisclosure agreement in the form provided by my letter dated December 12, 2001.

Very truly yours,

GRAY CARY WARE & FREIDENRICH LLP


By: /s/ Diane Holt Frankle
   _____________________________

Diane Holt Frankle
dfrankle@graycary.com


cc:  Ramon A. Nunez
     Joseph W. Rockom